SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 8, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on May 8, 2018.

City of Buenos Aires, May 8th 2018

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re. Relevant Event

Please be advised that on the date hereof BANCO MACRO S.A. has been given notice of a class action entitled “Asociación por la Defenda de Usuarios y Consumidores (ADUC) vs. Banco Macro S.A. on Ordinary Proceedings” (Court File No. 8434/2016).

Plaintiff challenges the charge applicable as of the effective date of Communication 5795 issued by the BCRA (Central Bank of the Republic of Argentina), occurred on November 13th 2015, as “group life insurance on debit balances" as accessory insurance to different credit products since it understands that such rule would establish that as of such date the hiring of the above mentioned insurance, as well as the maintenance of any insurance hired prior to the effective date of said rule, would have turned optional for consumers, thus, always according to plaintiff’s interpretation of the rule, the Bank should have informed such situation to its customers, both customers taking new financing products and those who have previous financing facilities with the Bank. In this last case, to allow customers to expressly declare their consent to keep such insurance in force, and only consider as such those insurance policies the holders of which had expressly stated they would keep, so that the Bank could only charge such insurance to the latter.

Plaintiff claims the Bank to cease such conduct and to reimburse all allegedly affected customers the amounts charged as such plus interest.

The complaint is pending before the Court of First Instance in Commercial Matters No. 5, Cleark’s Office No. 10.

Banco Macro S.A. deems there is low probability of getting an unfavorable court decision in this dispute, and even if that were the case, such unfavorable decision would not have a material impact on its assets.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 8, 2018

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer